From:	White, Alison T.
To:	"steve.roth@sablaw.com";
CC:	
Subject:	FW: Country Investors File #s:333-106757/811-21394 and 333-104424/811-21330
Date:	Wednesday, April 06, 2005 2:11:33 PM
Attachments:	

For some reason, my email bounced back from Mr. Bisset's address. Thus, I am trying yours...

From: White, Alison T.
Sent: Wednesday, April 06, 2005 2:07 PM
To: 'tom.bisset@sablaw.com'
Subject: Country Investors File #s:333-106757/811-21394 and 333-104424/811-21330

Email Sent 4/6/05

Mr. Bisset,

My comments on the above filings are below. Please email me back to confirm receipt of this message and call me if you have any questions.

Alison White 202-551-6751

File #s: 333-106757/811-21394:

1.   Transaction Fees, page 7

> Please add the $250 fee for processing accelerated payment of death proceed claims (page 34) to the table.

2.   Annual Investment Option Operating Expenses, pages 10-13

> Please note that any contractual waiver/reimbursement reflected in

the tables must extend at least through 5/31/06 and must be discussed in a footnote to the table.

3.   <u>Additional Limits on Transfers</u>, pages 29-31

Please disclose that because you retain discretion in applying your market-timing policies, there is a risk that different contract owners may be treated differently, and that certain contract owners may be permitted to market time.

File #s: 333-104424/811-21330

1.   <u>Annual Investment Option Operating Expenses</u>, pages 4-7

Please note that any contractual waiver/reimbursement reflected in the tables must extend at least through 5/31/06 and must be discussed in a footnote to the table.

2.   <u>Additional Limits on Transfers</u>, pages 24-25

Please disclose that because you retain discretion in applying your market-timing policies, there is a risk that different contract owners may be treated differently, and that certain contract owners may be permitted to market time.

Both filings:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please

provide, in writing, a statement from the company acknowledging that:

- the fund is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.